CENTRAL AMERICAN EQUITIES
                         19200 Von Karmen, Suite 850
                              Irvine, CA 92612
                          Telephone: (714)757-0222
                          Facsimile: (714)757-0444


                              July 1, 1998



Securities and Exchange Commision
Washington, DC 20549

Attention:  Examination Department
            Branch No. 9

        RE: Central American Equities
            Form Type 10SB12g
            File No. 000-24185

Dear Sir/Madam:

    Please accept this letter as a request to withdraw the Form 10SB filing for Central American Equities noted with the above file number.

    The reason for the withdrawal is that upon review by your chief examiner at Branch No. 9, several deficiencies were noted. Because of the sixty day time period, it is requested that the application be withdrawn. The FORM 10SB12g will be re-submitted on the Edgar System in its entirety with the deficiencies corrected.

    We expect to have the re-submission done in the next few days.

    We appreciate your cooperation in this matter and look forward to the re-submission of the FORM 10SB12g for our company.

                                            Very truly yours,

                                            CENTRAL AMERICAN EQUITIES

                                            BRIAN FRAZEE
                                            BRIAN FRAZEE
                                            President and CEO